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   FORM 4
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 |_| CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(B).

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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940



(Print or Type Responses)

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1.      Name and Address of Reporting Person*

    Martin                             Richard                             J.
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    (Last)                             (First)                          (Middle)

                               900 Rt. 202/206 N.
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                                    (Street)

 Bedminster             NJ               07921
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(City)               (State)             (Zip)

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2.      Issuer Name AND Ticker or Trading Symbol

        AT&T Corp. (T)


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3.      I.R.S. or Social Security Number of Reporting Person (Voluntary)



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4.      Statement for Month/Year

        September 26, 2002

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5.      If Amendment, Date of Original (Month/Year)

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6.      Relationship of Reporting Person(s) to Issuer
                             (Check all applicable)



                  [_] Director                    [_] 10% Owner


                  [X] Officer                     [_] Other
                (give title below)                (specify below)

                          Executive Vice President


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    7.    Individual or Joint/Group Filing     (Check Applicable Line)

                [X] Form filed by One Reporting Person

                [_] Form filed by More than One Reporting Person

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      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                        BENEFICIALLY OWNED


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                                                  4. Securities Acquired (A) 5. Amount of        6. Ownership    7. Nature of
                                  3. Transaction     or Disposed of (D)         Securities          Form: Direct    Indirect
                                     Code(Instr. 8)  (Instr. 3, 4 and 5)        Beneficially        (D) or          Beneficial
1. Title of                       --------------    ------------------------    Owned at End of     Indirect (I)    Ownership
   Security   2. Transaction Date   Code       V      Amount  (A)     Price     Month               (Instr. 4)      (Instr. 4)
   (Instr. 3)    (Month/Day/Year)                             or (D)            (Instr. 3 and 4)
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AT&T Common         9/26/02         A(1)          376,880.09   A      $12.13
Stock (T)
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AT&T Common         9/26/02         F(2)          129,266.09   D      $12.25     257,029.479            D
Stock (T)
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AT&T Common                                                                        1,542                I            By Spouse
Stock (T)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)


                                                                          (Over)
                                                                 SEC 1474 (7-96)





FORM 4 (continued)

          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
     BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                  SECURITIES)
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1. Title of   2. Conver- 3. Trans- 4. Trans 5. Number of  6. Date         7. Title and 8. Price of 9. Num  10. Ownership 11. Nature
   Derivative    sion or    action    action   Derivative    Exercisable     Amount of    Deriv-      ber      Form of       of In-
   Security      Exercise   Date      Code     Securities    and Expiration  Under-       ative       of       Deriv-        direct
   (Instr. 3)    Price of   (Month/   (Instr.  Acquired (A)  Date            lying        Security    Deriv-   ative         Benefi-
                 Deriva-    Day/      8)       or Disposed   (Month          (Securities  (Instr. 5)  ative    Security:     cial
                 tive       Year)   --------   of (D)        Day/Year)       (Instr.                  Secur-   Direct        Owner-
                 Security           Code  V    (Instr.      ---------------  3 and 4)                 ities    (D) or        ship
                                               3, 4,        Date    Expira- --------------            Bene-    Indirect      (Instr.
                                               and 5)       Exer-   tion    Title   Amount            ficially (I)           4)
                                               -----------  cisable Date            or                Owned    (Instr. 4)
                                               (A)     (D)                          Number            at End
                                                                                    of                of Month
                                                                                    Shares            (Instr. 4)
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   Deferred      1 for 1  9/26/02    X             10,351.72  3      3       AT&T  10,351.72            -0-       D
   Stock Units                                                              Common
                                                                             Stock

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Explanation of Responses:
(1) Stock was issued by AT&T to the reporting person in connection with an offer by AT&T to make a special deferral distribution in respect of deferred compensation obligations of AT&T to the reporting person under the company's Senior Manager Incentive Award Deferral Plan and special executive individual arrangements for stock with a value equal to the sum of 90% of the present value of the reporting person's future cash benefits and 90% of the value of the reporting person's deferred stock unit balance. All transactions were approved by the company's Board of Directors and Compensation and Employee Benefits Committee.
(2) Shares withheld by AT&T in connection with payment of tax liabilities on behalf of reporting person resulting from the special deferral distribution.
(3) In connection with the special deferral distribution, deferred stock units held by the reporting person as part of his deferred compensation balances were cancelled.


                          By:  /s/ Richard J. Martin                     9/27/02
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                             **Signature of Reporting Person               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7-96)